                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 9 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CLASSIC VACATION GROUP, INC.
                       (Name of Subject Company (Issuer))

                           CVG ACQUISITION CORPORATION
                          A wholly-owned subsidiary of

                               CVG INVESTMENT LLC
                                which is owned by
                           THREE CITIES FUND III, L.P.
                                     and by
                        THAYER EQUITY INVESTORS III, L.P.
                                       and
                                GV INVESTMENT LLC
                                   (Offerors)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    18273V103
                      (CUSIP Number of class of securities)

            J. WILLIAM UHRIG                         WITH COPIES TO:
      CVG ACQUISITION CORPORATION               DAVID W. BERNSTEIN, ESQ.
    C/O THREE CITIES RESEARCH, INC.        CLIFFORD CHANCE ROGERS & WELLS LLP
           650 MADISON AVENUE                        200 PARK AVENUE
        NEW YORK, NEW YORK 10022              NEW YORK, NEW YORK 10166-0153
             (212) 838-9660                          (212) 878-8000

  (Name, Address and Telephone No. of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)                 AMOUNT OF FILING FEE(2)
$660,996.90                              $132

(1) Calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, solely for purposes of computing the filing fee; based upon the tender offer price of $0.15 cash per share and 4,406,646 shares of common stock outstanding and not already owned by Offeror group immediately prior to the expiration of the tender offer.


(2)  Previously paid.

     / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:                      Filing Parties:
                       --------------------                 --------------------

Form or Registration No.:                    Date Filed:
                       --------------------                 --------------------

     / / Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          /X/ third-party tender offer subject to Rule 14d-1. / / issuer tender offer subject to Rule 13e-4.
          /X/ going-private transaction subject to Rule 13e-3. / / amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

                         AMENDMENT NO. 9 TO SCHEDULE TO


      CVG Acquisition Corporation, a Delaware corporation (the "Purchaser"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on November 13, 2001 (the "Schedule TO"), as previously amended. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding common shares, $0.01 par value per share ("Shares"), of Classic Vacation Group, Inc., a New York corporation (the "Company"), that are not already owned by the Purchaser, CVG Investment LLC ("CVGI"), Three Cities Fund III, L.P. ("Three Cities"), GV Investment LLC ("GVI"), which is wholly-owned by Three Cities and two related funds, or Thayer Equity Investors III, L.P. ("Thayer") for $0.15 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO, as supplemented and amended, and in the related Letter of Transmittal filed as Exhibit (a)(2) to the Schedule TO.


      The Schedule TO is supplemented as provided below.


ITEM 4.   TERMS OF THE TRANSACTION.


      Item 4 of the Schedule TO is supplemented to add the following information:


        On February 20, 2002, CVGI and GVI completed their sale to Expedia, Inc. of all the Company's 7.5% Senior Subordinated Notes and 9% Convertible Subordinated Notes that they own for approximately $47 million in cash.


        The Note Purchase Agreement dated January 22, 2002 among CVGI, GVI, Expedia and the Company (the "Note Purchase Agreement") requires CVGI to cause the Purchaser to withdraw the tender offer within one business day after Expedia completes its purchase of the Notes. As required by the Note Purchase Agreement, on February 21, 2002 the Purchaser withdrew the Offer.


        The Note Purchase Agreement also requires GVI to pay the shareholders of the Company other than GVI and Thayer the sum of $0.15 per share. Similarly, Thayer has agreed to pay shareholders of the Company other than GVI and Thayer $0.11 per share. Shareholders will not be required to tender their shares or otherwise dispose of their shares in order to receive those payments. GVI and Thayer expect to make those payments within 45 days after February 20, 2002.


ITEM 12.  EXHIBITS.


      Item 12 of the Schedule TO is amended to file:


      (a)(16)     Press Release issued by Purchaser on February 21, 2002

                                    SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    Date: February 21, 2002

                                         CVG ACQUISITION CORPORATION


                                    By:  /s/ Jeanette Welsh
                                       ---------------------------------------
                                         Name:  Jeanette Welsh
                                         Title: Secretary, Treasurer


                                         CVG INVESTMENT LLC


                                    By:  /s/ Jeanette Welsh
                                       --------------------------------------
                                         Name:  Jeanette Welsh
                                         Title: Secretary, Treasurer


                                         THREE CITIES FUND III, L.P.
                                         By:   TCR Associates III, L.L.C.
                                         its general partner


                                    By:  /s/ Willem de Vogel
                                       --------------------------------------
                                         Name:  Willem de Vogel
                                         Title: President


                                         THAYER EQUITY INVESTORS III, L.P.
                                         By:   TC Equity Partners, L.L.C.
                                         its general partner


                                    By:  /s/ Barry E. Johnson
                                       ---------------------------------------
                                         Name:  Barry E. Johnson
                                         Title: CFO, Secretary and Treasurer


                                         GV INVESTMENT LLC


                                     By: /s/ Jeanette Welsh
                                        --------------------------------------
                                         Name:  Jeanette Welsh
                                         Title: Secretary

Item 12.  Exhibits.


      Item 12 of the Schedule TO is amended to file:


      (a)(16)     Press Release issued by Purchaser on February 21, 2002